UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q2 2024 Earnings Release
2.	Supplement to Second Quarter 2024 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2024 RESULTS

STABLE PRODUCTION UNDERPINS STRONG CASH FLOW GENERATION

ACQUISITION IN VACA MUERTA EFFECTIVE JULY 1

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – August 14, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, reports its consolidated financial results for the three-month period ended June 30, 2024 (“Second Quarter” or “2Q2024”). A conference call to discuss these financial results will be held on August 15, 2024, at 10:00 am (Eastern Daylight Time).

SECOND QUARTER 2024 FINANCIAL SUMMARY

In 2Q2024, GeoPark delivered $127.9 million Adjusted EBITDA1, a margin of 67%, and $25.7 million net profit. Quarterly average oil and gas production in 2Q2024 reached 35,608 boepd, down 3% compared to 2Q2023, mainly due to the divestment of the Chilean business on January 18, 2024, and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI) due to unscheduled maintenance.

GeoPark invested $49.2 million in capital expenditures in 2Q2024, focused on i) continuing the development of its core operations in the Llanos 34 (GeoPark operated, 45% WI) and CPO-5 (GeoPark non-operated, 30% WI) blocks in Colombia; ii) delineating the new plays opened in 2023 in the Llanos Basin in Colombia and the Oriente Basin in Ecuador and iii) preparing the new Llanos 86 and 104 blocks (GeoPark operated, 50% WI) for future exploration.

Capital efficiency was once again a key feature of the quarter. Each dollar invested in capital expenditures yielded $2.6 in Adjusted EBITDA, and the return on average capital employed reached 38%.

These financial achievements and discipline allowed GeoPark to continue rewarding its shareholders with quarterly dividends of $7.5 million ($0.147 per share) and a successful tender offer of 4.4 million shares at $10 per share that was launched in 1Q2024 and ended in April 2024, reducing shares outstanding by approximately 8%. Undersubscription to the tender offer demonstrated shareholder confidence.

GeoPark’s acquisition in Vaca Muerta was effective July 1, 2024, and is expected to close by the end of the third quarter. The acquisition adds to pro forma production, taking consolidated pro forma production to more than 41,000 boepd as of the effective date. Following 12,508 bopd gross average production in 2Q2024 from the unconventional development wells in the Mata Mora Norte Block (GeoPark non-operated, 45% WI), the operator is currently drilling three unconventional exploration wells in the Confluencia Norte Block (GeoPark non-operated, 50% WI) aimed at derisking the full potential of the block.

1 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” in the Supplementary information.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “GeoPark again delivered strong financial performance in 2Q2024, underscoring the effectiveness of our strategic initiatives and disciplined approach to capital allocation, while maintaining a robust balance sheet. In the second half of 2024, we look forward to the continued development of our core operations in Colombia and Ecuador, and the integration of our newly acquired assets in Vaca Muerta. Our strategy remains centered on delivering consistent value to our shareholders through prudent financial management and targeted growth initiatives.”

Supplementary information is available at the following link:

https://ir.geo-park.com/2Q24-SupplementaryRelease/

SECOND QUARTER 2024 HIGHLIGHTS

Oil and Gas Production and Operations

●	2Q2024 consolidated average oil and gas production of 35,608 boepd[2]
●	Production increased 11% in Ecuador and 3% in Colombia, offsetting suspended production at the Manati gas field in Brazil due to unscheduled maintenance
●	Llanos 34 Block average production in 2Q2024 was 3% lower than 1Q2024 due to sporadic blockades, weather-associated flooding, and base decline, partly offset by new well production
●	The CPO-5 Block reached record average production in 2Q2024 after putting the Indico 3 well on production. The Lark 1 exploration well reached total depth in late July 2024 with no hydrocarbons in the targeted Ubaque and Guadalupe formations, and the well was abandoned
●	10 rigs in operation at the end of 2Q2024 (6 drilling rigs and 4 workover rigs), including one drilling rig in Argentina

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $190.2 million, an increase of 14% from 1Q2024, reflecting higher realized oil prices
●	Adjusted EBITDA of $127.9 million (67% Adjusted EBITDA margin), an increase of 15% from 1Q2024
●	Operating profit of $90.3 million (47% Operating profit margin), an increase of 8% from 1Q2024
●	Net profit of $25.7 million, a decrease of 15% from 1Q2024 mainly due to the effect of the devaluation of Colombian peso on deferred income taxes

Cost and Capital Efficiency

●	Capital expenditures of $49.2 million
●	2Q2024 Adjusted EBITDA to capital expenditures ratio of 2.6x
●	Last twelve-month return on average capital employed of 38%[3]

Balance Sheet Reflects Financial Quality

●	Cash in hand of $66.0 million, after repurchasing outstanding shares worth $43.7 million, making a $49.1 million advanced payment for the Vaca Muerta acquisition in Argentina, and paying $52.5 million income tax (Colombia 2023 full amount)
●	Net leverage remained healthy (0.9x), with no principal debt maturities until January 2027
●	Current cash position of $85.8 million (July 31, 2024)
●	Fitch Ratings revised GeoPark’s rating outlook to stable (from negative), reflecting the increase in reserves and improved geographic footprint resulting from the Vaca Muerta acquisition in Argentina

Growing Shareholder Returns

●	Cash dividends of $7.5 million (representing an annualized dividend of approximately $30 million, or a 6.8% dividend yield4)
●	Successful tender of 4.4 million shares (8% of outstanding shares) at a purchase price of $10 per share on April 2024
●	Quarterly cash dividend of $0.147 per share payable on September 12, 2024, to shareholders of record at the close of business on August 29, 2024

2 Not including production from Vaca Muerta.

3    ROACE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

4    Based on GeoPark’s market capitalization as of August 5, 2024.

Commercial Agreements Improve Price Realizations and Add Financial Flexibility

●	Vitol Agreement: Commercial agreement in effect as of July 1, delivering production from the Llanos 34 Block and improving price realizations by $0.60/barrel vs the average price realizations from January 2021 to July 2024. Access to committed funding for up to $300 million, with an option to increase by another $200 million for a total of $500 million, in prepaid future oil sales over the period of the offtake contract. As of today, GeoPark has not drawn any amounts for prepaid sales
●	Trafigura Agreement: New commercial agreement in effect as of August 1, delivering production from the CPO-5 Block and improving price by $2.65/barrel vs the average price realizations from January 2021. This agreement is associated with a prepayment facility for up to $100 million of financing to be repaid in future oil sales over the period of the offtake contract (12 months). Upon completion of the legal documentation, the prepayment agreement will provide GeoPark with immediate liquidity that will further strengthen its balance sheet and expand existing cash availability. As of today, GeoPark has not drawn any amounts for prepaid sales and the prepayment facility is subject to final signature of the contracts

2H2024 PRODUCTION UPDATE

During 1H2024, GeoPark averaged 35,540 boepd production, at the lower end of the 35,500-39,000 boepd organic production range indicated for 2024. During 2H2024, the main risks to production are (i) increased uncertainty around the effective restart date of the Manati field, originally planned by end of May 2024, and now expected by the operator to initiate end of October, (ii) new well activity and performance in the Llanos 34 Block may not offset the natural base decline of the fields, and (iii) increased frequency and duration of blockades around the operations in Colombia. The downside associated to these risks could be approximately 1,500-2,500 boepd.

Potential positive results from ongoing exploration drilling in the Llanos 123, Espejo, and PUT-8 blocks (GeoPark operated, 50% WI) may offset the impact of these risks and have not been included in the 2024 guidance. GeoPark will continue the appraisal drilling campaign by adding wells in the CPO-5 and Llanos 123 blocks.

Importantly, since July 1, production from the Vaca Muerta blocks in Argentina belongs to GeoPark and is already at 5,000–5,500 boepd net. These volumes will be consolidated on a line-by-line basis once the transaction is closed (expected by the end of September). Current production levels do not include the potential result from the 2H2024 development drilling campaign in Mata Mora Norte, nor the outcome of three exploration wells to be completed in Confluencia Norte.

GeoPark’s Adjusted EBITDA guidance of $420-$550 million5 remains unchanged for 2024.

5 Assuming $80-$90 per bbl Brent.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2024	1Q2024	2Q2023	1H2024	1H2023
Oil production[a] (bopd)	35,504	34,255	33,672	34,880	33,736
Gas production (mcfpd)	623	7,305	17,453	3,964	17,061
Average net production (boepd)	35,608	35,473	36,581	35,540	36,580
Brent oil price ($ per bbl)	85.0	81.8	78.2	83.4	80.3
Combined realized price ($ per boe)	72.0	65.1	59.5	68.6	60.4
⁻ Oil ($ per bbl)	74.9	69.5	64.3	72.3	65.4
⁻ Gas ($ per mcf)	8.9	5.4	5.0	5.7	4.8
Sale of crude oil ($ million)	187.2	162.2	173.8	349.4	348.9
Sale of purchased crude oil ($ million)	2.4	1.8	1.2	4.2	1.9
Sale of gas ($ million)	0.6	3.5	7.3	4.1	13.9
Commodity risk management contracts ($ million)	—	(0.1)	—	(0.1)	—
Revenue ($ million)	190.2	167.4	182.3	357.6	364.8
Production & operating costs[b] ($ million)	(41.4)	(38.5)	(60.7)	(80.0)	(113.2)
G&G, G&Ac ($ million)	(16.0)	(12.7)	(13.9)	(28.7)	(25.8)
Selling expenses ($ million)	(4.4)	(4.1)	(2.2)	(8.5)	(4.6)
Operating profit ($ million)	90.3	84.0	69.5	174.3	146.1
Adjusted EBITDA ($ million)	127.9	111.5	103.9	239.4	218.8
Adjusted EBITDA ($ per boe)	48.4	43.4	33.9	45.9	36.2
Net profit ($ million)	25.7	30.2	33.8	55.9	60.0
Capital expenditures ($ million)	49.2	48.8	43.4	98.0	88.3
Cash and cash equivalents ($ million)	66.0	150.7	86.4	66.0	86.4
Short-term financial debt ($ million)	12.5	5.7	12.5	12.5	12.5
Long-term financial debt ($ million)	490.2	489.3	486.8	490.2	486.8
Net debt ($ million)	436.7	344.3	412.9	436.7	412.9
Dividends paid ($ per share)	0.147	0.136	0.130	0.283	0.260
Shares repurchased (million shares)	4.369	—	1.082	4.369	1.724
Basic shares – at period end (million shares)	51,163	55,475	56,570	51,163	56,570
Weighted average basic shares (million shares)	52,246	55,381	57,114	53,787	57,481

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 6,956 bopd, 5,916 bopd, and 2,952 bopd in 2Q2024, 1Q2024 and 2Q2023, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
c)	G&A and G&G expenses include non-cash, share-based payments for $1.3 million, $1.5 million, and $1.7 million in 2Q2024, 1Q2024 and 2Q2023, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	238.9	6.5	(0.8)	(0.1)	(5.1)	239.4
Depreciation	(59.1)	(3.0)	(0.9)	—	(0.0)	(63.0)
Write-off of unsuccessful exploration efforts	(3.4)	—	—	—	—	(3.4)
Share based payment	(0.6)	(0.0)	(0.0)	—	(2.6)	(3.2)
Lease Accounting - IFRS 16	3.2	0.0	0.5	—	—	3.6
Others	0.9	0.1	0.0	0.0	(0.3)	0.8
OPERATING PROFIT (LOSS)	179.9	3.6	(1.2)	(0.1)	(7.9)	174.3
Financial costs, net						(17.8)
Foreign exchange charges, net						6.1
PROFIT BEFORE INCOME TAX						162.6

1H2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	215.6	1.4	4.0	2.6	(4.8)	218.8
Depreciation	(47.3)	(2.5)	(1.2)	(5.5)	(0.0)	(56.6)
Write-off of unsuccessful exploration efforts	(12.2)	—	—	—	—	(12.2)
Share based payment	(0.5)	(0.0)	(0.0)	(0.0)	(2.8)	(3.4)
Lease Accounting - IFRS 16	4.1	0.0	0.5	0.5	—	5.1
Others	(0.7)	(2.0)	(0.2)	(2.1)	(0.8)	(5.7)
OPERATING PROFIT (LOSS)	159.0	(3.1)	3.1	(4.6)	(8.4)	146.1
Financial costs, net						(19.3)
Foreign exchange charges, net						(13.0)
PROFIT BEFORE INCOME TAX						113.8

(a)	Includes Argentina and Corporate.

2024 ANNUAL GENERAL MEETING

GeoPark’s 2024 Annual General Meeting was held on July 24, 2024. The results were: (i) All candidates were re-elected as members of the Board of Directors; (ii) Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) was appointed as auditor of the Company; (iii) the Audit Committee was authorized to determine the remuneration of the Auditor; and (iv) the Audit Committee was authorized to amend Section 49 of the Company’s By-laws in the manner set forth in the notice of the meeting and proxy materials.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, August 15, 2024, at 10:00 am (Eastern Daylight Time) to discuss the 2Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/332625400

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/conferencing/global-numbers?confId=68476

Passcode: 027838

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com
Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com
Diego Gully Investor Relations Director T: +55 21 99636 9658	dgully@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the drilling campaign and share buyback program. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO SECOND QUARTER 2024 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Second Quarter 2024 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 2Q2024 was 35,608 boepd, down 3% compared to 2Q2023, mainly due to the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI) due to unscheduled maintenance, partially offset by higher production in Colombia and Ecuador. Oil represented 99.7% and 92% of total reported production in 2Q2024 and 2Q2023, respectively.

For further details, please refer to the 2Q2024 Operational Update published on July 22, 2024.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 2Q2024 totaled 29,042 boepd, down by 14% compared to 2Q2023, mainly due to higher royalties and economic rights paid in kind.

The mix of royalties and economic rights paid in kind versus in cash affects revenue as well as production and operating costs, but the effect is neutral with respect to Adjusted EBITDA. In 2Q2024, royalties and economic rights paid in kind increased significantly compared to 2Q2023, resulting in lower revenue and also lower production and operating costs (due to lower cash royalties and economic rights paid in cash).

Reference and Realized Oil Prices: Brent crude oil prices increased by 9% to $85.0 per bbl during 2Q2024, and the consolidated realized oil sales price increased by 17% to $74.9 per bbl in 2Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 2Q2024 and 2Q2023 is shown in the tables below:

2Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	85.2	83.0
Local marker differential	(4.2)	—
Commercial, transportation discounts & other	(6.1)	(8.5)
Realized oil price	74.9	74.5
Weight on oil sales mix	95%	5%

2Q2023 - Realized Oil Prices	Colombia	Ecuador	Chile
($ per bbl)
Brent oil price (*)	78.2	75.0	76.7
Local marker differential	(5.9)	—	—
Commercial, transportation discounts & other	(7.9)	(13.0)	(30.7)
Realized oil price	64.4	62.0	46.0
Weight on oil sales mix	97.3%	2.3%	0.4%

(*)	Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

REVENUE AND COSTS

Revenue: Consolidated revenue increased by 4% to $190.2 million in 2Q2024, compared to $182.3 million in 2Q2023, mainly reflecting higher realized oil and gas prices, partially offset by lower deliveries.

Sales of crude oil: Consolidated oil revenue increased by 8% to $187.2 million in 2Q2024, mainly due to a 17% increase in realized oil prices, partially offset by a 7% decrease in deliveries. Oil revenue was 98% and 95% of total revenue in 2Q2024 and 2Q2023, respectively.

The table below provides a breakdown of crude oil revenue in 2Q2024 and 2Q2023:

Oil Revenue (In millions of $)	2Q2024	2Q2023
Colombia	176.6	169.2
Ecuador	10.6	4.0
Brazil	—	0.1
Chile	—	0.5
Oil Revenue	187.2	173.8

Sales of purchased crude oil: 2Q2024 sales of purchased crude oil increased to $2.4 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 92% to $0.6 million in 2Q2024 compared to $7.3 million in 2Q2023, reflecting the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil due to unscheduled maintenance. Gas revenue was 0.3% and 4% of total revenue in 2Q2024 and 2Q2023, respectively.

The table below provides a breakdown of gas revenue in 2Q2024 and 2Q2023:

Gas Revenue (In millions of $)	2Q2024	2Q2023
Colombia	0.6	0.2
Brazil	—	4.1
Chile	—	3.1
Gas Revenue	0.6	7.3

Commodity Risk Management Contracts: No results on commodity risk management contracts, which are designated and qualify as cash flow hedges, were recorded in 2Q2024 or 2Q2023.

In 2Q2024, GeoPark had zero cost collars covering 9,000 bopd including purchased puts with an average price of $67.5 per bbl and sold calls at an average price of $97.0 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $41.4 million in 2Q2024 from $60.7 million in 2Q2023, mainly resulting from lower royalties and economic rights paid in cash (due to higher royalties and economic rights paid in kind), partially offset by higher operating costs.

The table below provides a breakdown of production and operating costs in 2Q2024 and 2Q2023:

Production and Operating Costs (In millions of $)	2Q2024	2Q2023
Royalties paid in cash	(0.8)	(3.6)
Economic rights paid in cash	(2.3)	(23.5)
Operating costs	(35.9)	(32.5)
Purchased crude oil	(2.2)	(1.0)
Share-based payments	(0.2)	(0.2)
Production and Operating Costs	(41.4)	(60.7)

Consolidated royalties paid in cash amounted to $0.8 million in 2Q2024 compared to $3.6 million in 2Q2023, due to higher volumes of royalties being paid in kind.

Consolidated economic rights paid in cash (including high price, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $2.3 million in 2Q2024 compared to $23.5 million in 2Q2023, due to higher volumes of economic rights paid in kind.

Consolidated operating costs increased to $35.9 million in 2Q2024 compared to $32.5 million in 2Q2023, mainly reflecting inflationary pressures and the revaluation of the local currency in Colombia.

Consolidated purchased crude oil charges amounted to $2.2 million in 2Q2024 compared to $1.0 million in 2Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $4.4 million in 2Q2024 compared to $2.2 million in 2Q2023.

Geological & Geophysical Expenses: Consolidated G&G expenses increased slightly to $2.9 million in 2Q2024 compared to $2.5 million in 2Q2023.

Administrative Expenses: Consolidated G&A increased to $13.1 million in 2Q2024 compared to $11.3 million in 2Q2023, mainly due to advisory services related to new business efforts.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 increased by 23% to $127.9 million in 2Q2024 (on a per boe basis, Adjusted EBITDA increased to $48.4 per boe in 2Q2024 from $33.9 per boe in 2Q2023).

Adjusted EBITDA (In millions of $)	2Q2024	2Q2023
Colombia	125.5	102.1
Ecuador	6.8	0.5
Brazil	(1.6)	2.4
Chile	—	1.1
Argentina	(0.5)	(0.5)
Corporate	(2.3)	(1.6)
Adjusted EBITDA	127.9	103.9

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” below.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2024 and 2Q2023, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Chile		Total[e]
	2Q2024	2Q2023	2Q2024	2Q2023	2Q2024	2Q2023	2Q2024	2Q2023	2Q2024	2Q2023
Production (boepd)	33,956	33,045	1,652	634	—	1,212	—	1,690	35,608	36,581
Inventories, RIK & Other[a]	(6,841)	(2,984)	(82)	81	—	(73)	—	(112)	(6,566)	(2,917)
Sales volume (boepd)	27,115	30,061	1,570	715	—	1,139	—	1,578	29,042	33,664
% Oil	99.6%	99.7%	100%	100%	—	2%	—	7%	99.6%	92%
($per boe)
Realized oil price	74.9	64.4	74.5	62.0	—	83.5	—	46.0	74.9	64.3
Realized gas price[b]	54.6	21.1	—	—	—	40.1	—	22.9	53.5	30.0
Earn-out	(3.0)	(2.3)	—	—	—	—	—	—	(2.8)	(2.2)
Combined Price	71.8	61.9	74.5	62.0	—	40.8	—	24.5	72.0	59.5
Operating costs[c]	(13.7)	(10.8)	(17.6)	(43.3)	—	(10.1)	—	(14.2)	(14.1)	(11.6)
Royalties & economic rights	(1.3)	(9.7)	—	—	—	(3.2)	—	(0.6)	(1.2)	(8.8)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	(0.8)	(0.3)
Selling & other expenses	(1.4)	(0.7)	(6.1)	(5.7)	—	—	—	(0.4)	(1.7)	(0.7)
Operating Netback/boe	55.5	40.7	50.8	13.0	—	27.6	—	9.3	54.2	38.1
G&A, G&G & other									(5.8)	(4.2)
Adjusted EBITDA/boe									48.4	33.9

a)	RIK (Royalties in kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 6,956 bopd and 2,952 bopd in 2Q2024 and 2Q2023, respectively. No royalties were paid in kind in Ecuador, Brazil or Chile. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $34.3 million in 2Q2024, compared to $29.4 million in 2Q2023.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $3.4 million in 2Q2024, compared to $1.6 million in 2Q2023. Amounts recorded in 2Q2024 correspond to an unsuccessful exploration well in the CPO-5 Block (GeoPark non-operated, 30% WI).

Other Income (Expenses): Consolidated Other expenses amounted to $0.3 million in 2Q2024, compared to $5.1 million expenses in 2Q2023.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $8.8 million in 2Q2024, compared to $9.5 million in 2Q2023.

Foreign Exchange: Net foreign exchange gain amounted to $6.0 million in 2Q2024, due to an 8% devaluation of the Colombian peso, compared to a $9.6 million loss in 2Q2023.

Income Tax: Income taxes totaled $61.8 million in 2Q2024, compared to $16.7 million in 2Q2023, mainly resulting from higher profits before income taxes plus the effect of fluctuations of the Colombian peso.

Net Profit: Net profit amounted to $25.7 million in 2Q2024, compared to $33.8 million in 2Q2023.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $66.0 million as of June 30, 2024, compared to $133.0 million as of December 31, 2023.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	1H2024
Cash flows from operating activities	143.2
Cash flows used in investing activities	(133.7)
Cash flows used in financing activities	(76.1)
Currency Translation	(0.3)
Net decrease in cash & cash equivalents	(67.0)

Cash flows from operating activities of $143.2 million included income tax payments of $67.5 million.2

Cash flows used in financing activities mainly included $43.7 million related to repurchase of outstanding shares, $13.8 million related to interest payments and $15.0 million related to cash dividend payments.

Financial Debt: Total financial debt net of issuance cost was $502.7 million, corresponding to the 2027 Notes. Short-term financial debt was $12.5 million as of June 30, 2024, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	June 30, 2024	December 31, 2023
2027 Notes	502.7	501.0
Financial debt	502.7	501.0

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
2Q2023	499.3	86.4	412.9	0.8x	15.4x
3Q2023	493.3	106.3	387.0	0.8x	15.1x
4Q2023	501.0	133.0	368.0	0.8x	14.7x
1Q2024	495.0	150.7	344.3	0.8x	14.5x
2Q2024	502.7	66.0	436.7	0.9x	15.3x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

2     Includes current income tax payments and withholding taxes from clients for $11.9 million (included within “Change in working capital” line item of the Statement of Cash Flow).

[3]	Based on trailing last twelve-month financial results (“LTM”).

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Purchased Put	Sold Call
3Q2024	Zero cost collar	Brent	9,000	67.2	99.4
4Q2024	Zero cost collar	Brent	9,000	70.0	98.1
1Q2025	Zero cost collar	Brent	2,000	70.0	93.3

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	2Q2024	2Q2023
(In millions of $)
Sale of crude oil	176.6	169.2
Sale of gas	0.6	0.2
Revenue	177.1	169.4
Production and operating costs[a]	(35.8)	(53.8)
Adjusted EBITDA	125.5	102.1
Capital expenditures	42.5	37.9

Ecuador	2Q2024	2Q2023
(In millions of $)
Sale of crude oil	10.6	4.0
Sale of gas	—	—
Revenue	10.6	4.0
Production and operating costs[a]	(2.5)	(2.8)
Adjusted EBITDA	6.8	0.5
Capital expenditures	6.7	5.5

Brazil	2Q2024	2Q2023
(In millions of $)
Sale of crude oil	—	0.1
Sale of gas	—	4.1
Revenue	—	4.2
Production and operating costs[a]	(0.9)	(1.2)
Adjusted EBITDA	(1.6)	2.4
Capital expenditures	—	—

Chile	2Q2024	2Q2023
(In millions of $)
Sale of crude oil	—	0.5
Sale of gas	—	3.1
Revenue	—	3.5
Production and operating costs[a]	—	(1.9)
Adjusted EBITDA	—	1.1
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2024	2Q2023	1H2024	1H2023

REVENUE
Sale of crude oil	187.2	173.8	349.4	348.9
Sale of purchased crude oil	2.4	1.2	4.2	1.9
Sale of gas	0.6	7.3	4.1	13.9
Commodity risk management contracts	—	—	(0.1)	—
TOTAL REVENUE	190.2	182.3	357.6	364.8
Production and operating costs	(41.4)	(60.7)	(79.9)	(113.2)
Geological and geophysical expenses (G&G)	(2.9)	(2.5)	(5.7)	(5.1)
Administrative expenses (G&A)	(13.1)	(11.3)	(23.1)	(20.7)
Selling expenses	(4.4)	(2.2)	(8.5)	(4.6)
Depreciation	(34.3)	(29.4)	(63.0)	(56.6)
Write-off of unsuccessful exploration efforts	(3.4)	(1.6)	(3.4)	(12.2)
Other	(0.3)	(5.1)	0.2	(6.4)
OPERATING PROFIT	90.3	69.5	174.3	146.1
Financial costs, net	(8.8)	(9.5)	(17.8)	(19.3)
Foreign exchange gain (loss)	6.0	(9.6)	6.1	(13.0)
PROFIT BEFORE INCOME TAX	87.5	50.4	162.6	113.8
Income tax	(61.8)	(16.7)	(106.6)	(53.8)
PROFIT FOR THE PERIOD	25.7	33.8	55.9	60.0

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	June 30, 2024	December 31, 2023

Non-Current Assets
Property, plant and equipment	721.4	686.8
Other non-current assets	52.0	60.0
Total Non-Current Assets	773.3	746.8

Current Assets
Inventories	12.0	13.6
Trade receivables	62.1	65.0
Other current assets	73.8	58.1
Cash at bank and in hand	66.0	133.0
Total Current Assets	213.9	269.7

Total Assets	987.2	1,016.5

Total Equity	173.1	176.0

Non-Current Liabilities
Borrowings	490.2	488.5
Other non-current liabilities	140.3	121.5
Total Non-Current Liabilities	630.5	610.0

Current Liabilities
Borrowings	12.5	12.5
Other current liabilities	171.1	218.0
Total Current Liabilities	183.7	230.5

Total Liabilities	814.1	840.5

Total Liabilities and Equity	987.2	1,016.5

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2024	2Q2023	1H2024	1H2023

Cash flow from operating activities	55.5	5.8	143.2	97.7
Cash flow used in investing activities	(87.1)	(43.4)	(133.7)	(88.3)
Cash flow used in financing activities	(53.0)	(21.7)	(76.1)	(52.4)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	238.9	6.5	(0.8)	(0.1)	(5.1)	239.4
Depreciation	(59.1)	(3.0)	(0.9)	—	(0.0)	(63.0)
Write-off of unsuccessful exploration efforts	(3.4)	—	—	—	—	(3.4)
Share based payment	(0.6)	(0.0)	(0.0)	—	(2.6)	(3.2)
Lease Accounting - IFRS 16	3.2	0.0	0.5	—	—	3.6
Others	0.9	0.1	0.0	0.0	(0.3)	0.8
OPERATING PROFIT (LOSS)	179.9	3.6	(1.2)	(0.1)	(7.9)	174.3
Financial costs, net						(17.8)
Foreign exchange charges, net						6.1
PROFIT BEFORE INCOME TAX						162.6

1H2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	215.6	1.4	4.0	2.6	(4.8)	218.8
Depreciation	(47.3)	(2.5)	(1.2)	(5.5)	(0.0)	(56.6)
Write-off of unsuccessful exploration efforts	(12.2)	—	—	—	—	(12.2)
Share based payment	(0.5)	(0.0)	(0.0)	(0.0)	(2.8)	(3.4)
Lease Accounting - IFRS 16	4.1	0.0	0.5	0.5	—	5.1
Others	(0.7)	(2.0)	(0.2)	(2.1)	(0.8)	(5.7)
OPERATING PROFIT (LOSS)	159.0	(3.1)	3.1	(4.6)	(8.4)	146.1
Financial costs, net						(19.3)
Foreign exchange charges, net						(13.0)
PROFIT BEFORE INCOME TAX						113.8

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	June 2024	June 2023
Last twelve-month Operating Income	299.1
Total Assets – Period-end	987.2	943.2
Current Liabilities – Period-end	(183.7)	(172.0)
Capital Employed – Period-end	803.6	771.2
Average Capital Employed	787.4
Return on Average Capital Employed	38%

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the drilling campaign and share buyback program. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: August 14, 2024